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November 18, 2021, Christopher R. Bellacicco Attorney-Adviser, Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Fortune V Separate Account of Universal Life Insurance Company File Nos. 811-23698 and 333-259232 Correspondence Submission of Form N-3

Dear Mr. Bellacicco:

On behalf of Universal Life Insurance Company (the “Company”) and the Fortune V Separate Account of the Company, transmitted herewith as correspondence via EDGAR is a draft of Post-Effective Amendment No. 2 to the Registration Statement on Form N-3 for certain variable annuity contracts (File Nos. 811-23698 and 333-259232). This amendment includes disclosure to describe three versions (or classes) of the annuity contracts, the base Universal VIA contract (Class B), the Universal VIA w/ Liquidity Rider (Class L) and the Universal VIA Select (Class C). This amendment also reflects other changes in response to the comments you conveyed to Fred Bellamy and Alexandria Stith of Eversheds Sutherland LLP on November 3, 2021, with regard to the above-noted Form N- 3. Financial statements (including Condensed Financial Information) will be added when the Post-Effective Amendment No. 2 to the Registration Statement is filed. We will also include any disclosure at that time, as needed, per your review and input.

Your comments, as best we understand them, are stated below followed by our response.

I.	GENERAL

1.

COMMENT: The Fortune V prospectus that Universal Life was using in Puerto Rico indicates that there is a Living Benefits rider, Principal Protection Benefit rider, and Income for Life benefit rider, each available only at inception. The registration statement for the N-3 does not include any reference to those riders. Is there a reason those riders were not included? Otherwise, they would need to be.

RESPONSE: Those riders are no longer offered. There were two Living Benefits Riders (the Principal Protection Rider and the Income For Life Rider), that were only available at inception, so they can not be elected even by current contract owners. Nevertheless, the prospectus has been revised to include descriptions of the two Living Benefits Riders, and fee table disclosure (including expense example) has been added regarding the riders.

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November 18, 2021, Page 2

II.		PROSPECTUS

2.

COMMENT: On the cover page (p. 3 of the redline pdf), please add the contract classes. Simply mentioning or listing them should be sufficient.

RESPONSE: On the cover page, we have added the following disclosure to the end of the paragraph that begins with, “In general”:

“Three versions, or “Classes,” of the Contracts are available: (1) the base Universal VIA Contract (Class B), which has a nine year surrender charge (“CDSC,” or contingent deferred sales charge) and a 1.40% Variable Account Charge; (2) the Universal VIA with Liquidity Rider Contract (Class L), which has a four year CDSC and a 1.75% Variable Account Charge; and (3) the Universal VIA Select Contract (Class C), which has no CDSC and a 1.95% Variable Account Charge.”

3.

COMMENT: On p. 10 (p. 13 of the redline pdf), under the Condensed Financial Information heading, please confirm that that this information will be updated once the financials are obtained and ensure that condensed financial information is added.

RESPONSE: We confirm that condensed financial information (AUV tables) will be added to this section once financial information is available for filing.

4.

COMMENT: On p. 41 (p. 44 of the redline pdf), under the Deductions and Expenses heading, please update the disclosure in light of the distribution plan that will be adopted by Universal Life. The staff notes that the registrant’s amended application for exemptive relief indicates that the registrant will adopt a distribution plan pursuant to rule 12b-1. Please include disclosure relating to such distribution plan and include the plan as an exhibit in the Part C.

RESPONSE: We will add the plan as an exhibit in the Part C. In the “Deductions and Expenses” section of the prospectus, we have added the following new subsection under “Charges and Deductions,” after the “Variable Account Charge” subsection and before the “Contract Maintenance Charge” subsection (page 42):

“The Fortune V “Rule 12b-1 Plan”

As explained above, in the Fortune V Separate Account, the L Share and C Share Classes, as compared to the base B Share Class, have shorter surrender charge (CDSC) periods and higher Variable Account Charges.

The higher Variable Account Charges for the L share and C share contracts (the amount by which the 1.75% and 1.95% Variable Account Charges exceed the 1.40% charge) come out of the Account’s assets and compensate the Company for the lower revenue expected to be derived from the CDSC. Amounts derived from the Variable Account Charges become part of the company’s general assets, and the Company uses its assets to pay expenses associated with the distribution of the Contracts (including marketing expenses, commissions and other compensation paid to dealers, prospectus preparation and delivery, etc.). Therefore, some or all of the higher Variable Account Charge may be deemed to be directly or indirectly financing sales or distribution activity out of the Account’s assets.

Accordingly, the amount of the Variable Account Charge for the L Share and C Share Contracts that exceeds the base Variable Account Charge for the B Share Contracts might be viewed as using Variable Account assets to finance distribution of the Contracts. This could result in the Account being deemed to be acting as a distributor of the Contracts in violation of Rule 12b-1 under the 1940 Act, unless the Variable Account adopts a “Plan” pursuant to Rule 12b-1.

November 18, 2021, Page 3

Therefore, the Fortune V Separate Account has adopted a “Rule 12b-1 Plan,” to ensure compliance with Section 12(b) of the 1940 Act. The Plan does not increase, decrease, or otherwise change any of the fees and charges deducted under the Contracts or from the Variable Account; and the Plan does not add to, delete from, or otherwise change the services provided to the Variable Account by the Company or by Universal Financial Services, Inc. (“UFS,” the investment adviser contracted to manage the Sub-Accounts and the distributor or principal underwriter of the Contracts). The Plan authorizes and approves the current charges and all related activity of the Company and UFS. The Plan does not change the rights or benefits of Contract Owners; the Plan merely reflects the on-going operations of the Variable Account and the current terms and provisions of the Contracts. The Plan does not amend, revise, or alter the Contracts in any way.”

5.

COMMENT: On p. 42 of the prospectus (p. 45 of the redline pdf), in the Variable Account Charges section under “Charges and Deductions,” please clarify that holding the Class L and Class C shares for an extended period will cost more than holding Class B shares, and that the higher cost does not stop at the end of the contingent deferred sales charge period.

RESPONSE: We have added the following disclosure to prospectus, at the end of the “Variable Account Charge” subsection on page 42:

“Holding the Class L and Class C share Contracts for an extended period will cost more than holding the Class B Contracts, and the higher cost of the L share and C share Contracts does not stop at the end of the contingent deferred sales charge period, but continues as long as you own the Contract (before you begin receiving annuity payments).”

III.		STATEMENT OF ADDITIONAL INFORMATION

6.

NOTE: The cover page of the SAI (p. 84 of the redline pdf) says “Information Required in a Statement of Additional Information.” Note that you removed the “Information Required” statement from the prospectus, maybe you should also remove it from the SAI.

RESPONSE: We have removed the statement from the SAI.

IV.		Part C

As noted above, the Rule 12b-1 Plan will be filed as an exhibit. In addition, the Rule 18f-3 “MultiClass” Plan will be included as an exhibit. (Both Plans were adopted by the Fortune V board of directors on November 12, 2021).

Other items in Part C will also be completed.

We anticipate being ready to file a post-effective amendment in approximately two weeks. At that that time, if amenable to the staff, our plan is to seek immediate acceleration. To that end, we would greatly appreciate any additional comments as soon as practicable.

Questions and comments regarding this correspondence may be directed to me at dodiekent@eversheds-sutherland.com (212-389-5080) or to Fred Bellamy at fredbellamy@eversheds-sutherland.com (202-383-0126). Thank you.

Very truly yours,

Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP

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